United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

WAITR HOLDINGS INC.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

930752100
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(CUSIP Number)

Carl A. Grimstad
c/o Waitr Holdings Inc.
214 Jefferson Street, Suite 200
Lafayette, LA 70501
(337) 534-6881

with copies to:

Thomas Pritchard
c/o Waitr Holdings Inc.
214 Jefferson Street, Suite 200
Lafayette, LA 70501
(337) 534-6881
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

January 3, 2022
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 930752100

1	NAME OF REPORTING PERSON. Carl A. Grimstad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,572,397 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 9,572,397 shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,572,397 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1 Security and Issuer
This Schedule 13D relates to the Common Shares, $0.0001 par value per share (the “Common Shares”), of Waitr Holdings Inc. (the “Issuer”). The address of the Issuer’s principal executive office is: 214 Jefferson Street, Suite 200, Lafayette, LA 70501.
Item 2 Identity and Background
(a) This Schedule 13D is being filed by Carl A. Grimstad (the “Reporting Person”).
(b) The business address of the Reporting Person is: 214 Jefferson Street, Suite 200, Lafayette, LA 70501.
(c) The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer.
(d)-(e) The Reporting Person, during the last five years, has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
Item 3 Source and Amount of Funds or Other Considerations
As contemplated by the Reporting Person’s employment agreement with the Issuer, the Issuer granted the Reporting Person a stock option of the Issuer, under an option agreement between the Reporting Person and the Issuer dated January 3, 2020 (the “Option Agreement”), exercisable for 9,572,397 shares of the common stock, par value $0.0001 per share, of the Issuer as follows: (i) one-half (1/2) of the option on January 3, 2021 and (ii) one-half (1/2) of the option on January 3, 2022. The exercise price of the option is $0.37 and shall expire on January 3, 2025.
No funds were expended by the Reporting Person for this compensatory equity grant.
Item 4 Purpose of Transaction
On January 3, 2022, under the Option Agreement, the Reporting Person’s option to purchase 9,572,397 shares of common stock of the Issuer at an exercise price of $0.37 vested and became fully exercisable. Accordingly, such shares of common stock are now included in the total shares reported as beneficially owned by the Reporting Person.
There is currently (i) no plan to exercise all or a part of these stock options; (ii) no plan to dispose of these shares and (iii) no plan regarding a change of control, merger or other affect affecting the structure, control and business activities of the Issuer.
Item 5 Interest in Securities of the Issuer
(a)-(b) If and when the stock option is exercised, the Reporting Person will acquire 9,572,397 shares of common stock of the Issuer, representing a 5.7% interest in the issued and outstanding shares of common stock of the Issuer, based on 158,366,365 shares of common stock issued and outstanding as of April 27, 2022.
(c) No transactions in the common stock of the Issuer have been effected by the Reporting Person within the 60 days prior to (i) the date the stock options became exercisable or (ii) this filing.
(d) Not applicable.
(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Employment Agreement
On January 3, 2020, the Issuer entered into an employment agreement with the Reporting Person, in connection with the Reporting Person’s employment as the Issuer’s Chief Executive Officer (the “Employment Agreement”). The Employment Agreement was amended and restated by the Issuer on April 23, 2021. The amendment extends the Reporting Person’s employment term under the same base salary for three years and provides for an award of 3,500,000 Restricted Stock Units (“RSUs”) to vest pro-rata on an annual basis over three years, commencing on January 3, 2023. The term of the Employment Agreement, previously expiring on January 3, 2022, now expires on January 3, 2025, unless earlier terminated by either party.
The Employment Agreement provides for the following compensation to the Reporting Person:
• a base salary of $83,333 per month;
• a bonus of $3,000,000 to be paid if the Reporting Person served through January 3, 2022, which he satisfied, and such bonus was paid in January 2022;
• an option, issued under the Option Agreement, exercisable for 9,572,397 shares of the common stock at an exercise price of $0.37 per share, which is fully exercisable; and
• an award of 3,500,000 RSUs, issued under the Waitr Holdings Inc. Amended and Restated 2018 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) pursuant to a Restricted Stock Unit Award Agreement between the Company and the Reporting Person dated April 23, 2021 (the “2021 RSU Agreement”, described below).
Each of the Employment Agreement, the Option Agreement and the Omnibus Incentive Plan are filed as exhibits hereto and are incorporated herein by reference.
2020 Restricted Stock Unit Award Agreement
On April 23, 2020, the Issuer entered into a Restricted Stock Unit Award Agreement with the Reporting Person (the “2020 RSU Agreement”) pursuant to which the Issuer granted the Reporting Person 3,134,325 RSUs subject to the terms and conditions of the Omnibus Incentive Plan and the 2020 RSU Agreement. Upon vesting, the Reporting Person will be issued one share of Common Stock for each RSU. In order for the RSUs to vest, the Reporting Person must remain continuously employed with the Company through the date of a Corporate Change (as defined in the Employment Agreement); provided, however, that in the event the Reporting Person terminates his employment for Good Reason (as defined in the Employment Agreement) or the Company terminates his employment other than for Misconduct (as defined in the Employment Agreement) prior to a Corporate Change, the RSUs will vest in full. The number of shares of Common Stock issuable upon the vesting of the RSUs is subject to certain adjustments as provided for in the Omnibus Incentive Plan. The 2020 RSU Agreement is filed as an exhibit hereto and is incorporated herein by reference.
2021 Restricted Stock Unit Award Agreement
Under the 2021 RSU Agreement, upon vesting, the Reporting Person will be issued one share of Common Stock for each RSU. The RSUs will vest in three equal installments on the first, second and third anniversaries of January 3, 2022, subject to the Reporting Peron’s continued employment through the applicable vesting date, and shall fully vest upon the consummation of a Corporate Change, subject to the Reporting Person’s continued employment through the closing of such Corporate Change, or the termination of the Employment Agreement by the Reporting Person for Good Reason or by the Company for other than Misconduct. The 2021 RSU Agreement is filed as an exhibit hereto and is incorporated herein by reference.

2022 Restricted Stock Unit Award Agreement
On April 11, 2022, the Company entered into a Restricted Stock Unit Award Agreement with the Reporting Person (the “2022 RSU Agreement”) pursuant to which the Issuer granted the Reporting Person 4,000,000 RSUs subject to the terms and conditions of the Omnibus Incentive Plan and the 2022 RSU Agreement. Upon vesting, the Reporting Person will be issued one share of Common Stock for each RSU. The RSUs will vest in three equal installments on the first, second and third anniversaries of April 11, 2022, subject to the Reporting Peron’s continued employment through the applicable vesting date, and shall fully vest upon the consummation of a change of control, subject to the Reporting Person’s continued employment through the closing of such change of control or the termination of the Employment Agreement by the Reporting Person for Good Reason or by the Company for other than Misconduct. The 2022 RSU Agreement is filed as an exhibit hereto and is incorporated herein by reference.
Item 7 Materials to Be Filed as Exhibits

Exhibit	Description
1
Amended and Restated Employment Agreement, dated April 23, 2021, by and between Waitr Holdings Inc. and Carl A. Grimstad (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on April 29, 2021).

2
Option Agreement, dated January 3, 2020, by and between Waitr Holdings Inc. and Carl A. Grimstad (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on January 3, 2020).

3
Restricted Stock Unit Award Agreement, dated April 23, 2020, by and between Waitr Holdings Inc. and Carl A. Grimstad (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on April 28, 2020).

4
Restricted Stock Unit Award Agreement, dated April 23, 2021, by and between Waitr Holdings Inc. and Carl A. Grimstad (incorporated by reference to Exhibit 10.32 of the Annual Report on Form 10-K (File No. 001-37788) filed by the Company on March 11, 2022).

5
Waitr Holdings Inc. Amended and Restated 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-37788) filed by the Company on June 17, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2022

WAITR HOLDINGS INC.	By: /s/ Carl A. Grimstad Name: Carl A. Grimstad Title: Chairman & Chief Executive Officer